Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR
2011 UNAUDITED SECOND QUARTER RESULTS

Vancouver, British Columbia – July 25, 2011 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2011 second quarter results will be released on Wednesday, August 10, 2011 after market closes. A conference call and live audio webcast to discuss the results will be held on Thursday, August 11th at 11:00 am ET (8:00 am PT).

Q2 2011 Results Conference Call and Webcast Information

Date:	Thursday, August 11, 2011
Time:	11:00 am Eastern Time - 8:00 am Pacific Time
Conference Call Dial-In Numbers:
	North America toll number:	1-800-319-4610
	Outside Canada and USA call:	1-604-638-5340

Audio Webcast

A live audio webcast can be accessed at: https://services.choruscall.com/links/pan110811.html

Conference Call Replay Numbers
Dial:	1-604-638-9010
Code (followed by the # sign):	6218

Playback available for seven days following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has seven silver mining operations in Mexico, Peru, Argentina and Bolivia. Pan American is also the operator of the La Preciosa joint-venture in México and the owner of the Navidad silver project in Argentina.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada V6C 2T6 Tel 604-684-1175 Fax 604-684-0147